BB 3/27 AD



SECURI ON

07004764


RECEIVED
MAR - 1 2007
WASH. D.C.
213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky — 212-314-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark D. Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President & Controller

Title



Notary Public

FRANCESCA DIVONE
Notary Public, State of New York
No. 01DI6016725
Qualified in Richmond County
Commission Expires November 30, 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). or Operations
- ☒ (d) Statement of Changes in Financial Condition. or Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. or Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5


MAR - 1 2007
WASH, D.C.

To the Board of Directors and Member of
AXA Advisors, LLC

In planning and performing our audit of the financial statements of Axa Advisors, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

PRICEWATERHOUSECOOPERS

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2006


PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2007

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 54,935,568
Cash segregated under federal and other regulations	3,570,766
Receivable from customers	1,618,519
Receivable from affiliates	11,217,123
Receivable from sponsors and broker-dealers	6,226,226
Securities owned, at market value	120,326
Deferred acquisition costs, net of accumulated amortization and impairment of $1,235,282	2,052,048
Prepaids and other assets	2,449,848
Total assets	$ 82,190,424
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 1,953,395
Payable to sponsors	4,538,828
Payable for concessions, commissions and fees	9,129,801
Securities sold, not yet purchased	55,633
Accrued conversion and outsourcing costs	15,878,486
Other liabilities	10,266,679
Total liabilities	41,822,822
Member's Capital	
Total member's capital	40,367,602
Total liabilities and member's capital	$ 82,190,424

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by the AXA Equitable Life Insurance Company ("AXA Equitable"), a wholly owned subsidiary of AXA Financial Services, LLC. The Company focuses on the development and management of retail customers and currently offers an asset management account with a variety of related services, as well as money management products such as asset allocation programs and wrap-fee accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") registered with the Company and AXA Network, LLC ("AXN"), an affiliate.

In December 2006, the Company reached an agreement with Linsco Private Ledger ("LPL"), an independent brokerage firm, to secure clearing and certain back-office brokerage services expected to begin in the third quarter of 2007.

On July 8, 2004, AXF acquired The MONY Group Inc. and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer and member of NASD. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company.

Holding intends to make additional capital contributions, as necessary, to fund operating losses to ensure the Company has sufficient operating resources.

2. Summary of Significant Accounting Policies

Accounting Changes

On January 1, 2006, AXF, including the Company, adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (R), "Share-Based Payment". To effect its adoption, AXF elected the "modified prospective method" of transition. Under this method, prior-period results were not restated. SFAS No. 123(R) requires the cost of all share-based payments to employees to be recognized in the financial statement based on their fair values, resulting in compensation expense for certain types of AXF's equity-classified award programs for which no cost previously would have been charged to net earnings under APB No. 25, most notably for stock options to purchase American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. The Company is charged by AXA Equitable for personnel services provided on its behalf.

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2006 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2006.

Securities owned and Securities sold, not yet purchased are reported in the Statement of Financial Condition at market value based upon quoted prices.

Short-term investments with original maturities of thirty-one days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2006 include commercial paper of $27,937,166 and an investment in a money market fund of $24,459,156, held at two major banking institutions. Given this concentration the Company may be exposed to credit risk.

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables), approximates their carrying value, as such financial instruments are short term in nature.

Prepaids and other assets in the Statement of Financial Condition includes the unearned portion of sales compensation paid in advance to financial professionals with respect to certain client charges on wrap-fee accounts. The advances are amortized, generally over twelve months, and adjusted quarterly as asset-based fees are billed to clients.

In connection with the Company's announcement of the conversion of clearing and back-office services to LPL, costs of $15,878,486 ($10,321,016 after tax) were recognized in 2006, principally representing accruals for account termination fees at the Company's current clearing broker as well as employee severance costs.

Other liabilities includes $559,572 of deferred income for monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client.

The Company is included in the consolidated federal income tax return filed by the parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $17,487,973 which exceeded required net capital of $2,481,891 by $15,006,082 and the Company's ratio of aggregate indebtedness to net capital was 2.13 to 1.

4. Transactions with Affiliates

On June 6, 2005, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as deferred acquisition costs on the Statement of Financial Condition, was deferred and amortized over the expected future benefit period. The Company's management performed an estimated revaluation of the expected fair value of the assets at December 31, 2006 and as a result recognized an impairment which reduced the net book value of the asset to $2,052,048.

In 2006, the Company received concessions and fees for the sale of mutual funds offered by its affiliate, Alliance Capital Management LP., of which a receivable of $2,024,093 was included in Receivable from affiliates as of December 31, 2006.

The Company has a distribution agreement with each of the AXA Enterprise Multimanager Funds Trust, AXA Enterprise Funds Trust and Enterprise Group of Funds, pursuant to which each Trust pays the Company a distribution fee. At December 31, 2006 $610,468 was included in Receivable from affiliates.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2006, the Company had a payable of $1,195,300 excluding $4,353,886 of LPL-related conversion costs classified within Accrued conversion and outsourcing costs. At December 31, 2006, the Company also had a payable of $738,260 at December 31, 2006 to reimburse AXN for commissions paid on behalf of the Company and to AXA Equitable of $19,835 for reimbursement of fees belonging to that entity.

5. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the Group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

The Statement of Financial Condition includes a current federal income tax receivable from Holding of $2,379,990 and a deferred federal tax asset of $6,202,572 classified within Receivable from affiliates. The deferred federal tax asset resulted from temporary differences related to accrued litigation and costs accrued in connection with the LPL conversion.

The Company has recorded a State and Local deferred tax asset of $12,269,100 related to cumulative net operating losses expiring at varying amounts through 2010, for which a full valuation reserve has been recorded. The Company has determined that it is more likely than not that the State and Local deferred tax asset will not be realized.

6. Capital Contributions

Capital contributions in the amount of $5,000,000 on June 21 and $17,600,000 on December 15 were made by Holding to the Company during 2006.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2006, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company holds certain short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the market values of the related securities at December 31, 2006 and may incur a loss if the market value of the securities increases subsequent to that date.

8. Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs and refunds to be incurred as liabilities, which is included in Other liabilities in the Statement of Financial Condition. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

END